						Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$27,950	$17,786	$16,610	$13,555	$19,329	$32,898
Interest applicable to rentals	1,043	910	644	426	527	379

Total fixed charges, as defined	28,993	18,696	17,254	13,981	19,856	33,277

Preferred dividends, as defined (a)	2,736	1,686	1,545	1,172	2,501	3,617

Combined fixed charges and preferred dividends, as defined	$31,729	$20,382	$18,799	$15,153	$22,357	$36,894

Earnings as defined:

Net Income	($230)	$7,859	$28,072	$1,250	$5,344	6,344
Add:
Provision for income taxes:
Total	(422)	5,875	16,868	1,790	5,051	4,818
Fixed charges as above	28,993	18,696	17,254	13,981	19,856	33,277

Total earnings, as defined	$28,341	$32,430	$62,194	$17,021	$30,251	$44,439

Ratio of earnings to fixed charges, as defined	0.98	1.73	3.60	1.22	1.52	1.34

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	0.89	1.59	3.31	1.12	1.35	1.20

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.